Exhibit 99.2

Consolidated Financial Statements
(Expressed in United States dollars)

CRH MEDICAL CORPORATION

Years ended December 31, 2014 and 2013

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of CRH Medical Corporation are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions were made.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of directors not involved in the daily operations of the Company.  The Audit Committee is responsible for engaging the external auditor, and meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The Company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

/s/ Edward Wright	/s/ Richard Bear
Chief Executive Officer	Chief Financial Officer

February 12, 2015

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CRH Medical Corporation

We have audited the accompanying consolidated financial statements of CRH Medical Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CRH Medical Corporation as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants

February 12, 2015
Vancouver, Canada

2

CRH MEDICAL CORPORATION

Consolidated Balance Sheets

(Expressed in United States dollars)

December 31, 2014 and 2013

	Notes	2014	2013

Assets

Current assets:
Cash and cash equivalents		$4,133,663	$6,602,798
Trade and other receivables	7	5,718,651	692,464
Prepaid expenses and deposits		181,923	136,616
Inventories		614,337	320,485
		10,648,574	7,752,363

Non-current assets:
Property and equipment	11	129,864	54,817
Intangible assets	12	65,604,729	133,341
Other asset		1,550,940	—
Deferred tax assets	15	1,030,183	692,851
		68,315,716	881,009

Total assets		$78,964,290	$8,633,372

Liabilities

Current liabilities:
Trade and other payables	8	$6,051,213	$238,575
Employee benefits		105,930	114,678
Current tax liabilities	15	193,612	—
Notes payable	13	6,613,300	—
Short term advances		262,482	—
		13,226,537	353,253

Non-current liabilities:
Notes payable	13	39,509,431	—
Earn-out obligation	10	7,440,960	—
		46,950,391	—

Shareholders’ equity
Share capital	14	25,913,839	17,181,474
Contributed surplus		5,847,564	5,570,839
Accumulated other comprehensive income		(66,772)	(66,772)
Deficit		(12,907,269)	(14,405,422)
Total shareholders’ equity		18,787,362	8,280,119

Total liabilities and shareholders’ equity		$78,964,290	$8,633,372

Commitments and contingencies (note 19)

Related party transactions (note 20)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Edward Wright	Director	/s/ Anthony Holler	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

		Notes	2014	2013

	Revenue:
	Product sales	21	$8,598,097	$7,682,628
	Anesthesia services	21	3,386,073	—
			11,984,170	7,682,628

	Expenses:
	Product sales expense	4	3,970,930	4,166,332
	Anesthesia services expense	5	1,713,262	—
	Corporate expense	6	3,322,085	1,716,501
			9,006,277	5,882,833

	Operating income		2,977,893	1,799,795

	Net finance expense	17	1,623,459	—

	Income and comprehensive income before tax		1,354,434	1,799,795

	Income tax (recovery)	15	(143,720)	(692,851)

	Net and comprehensive income		$1,498,153	$2,492,646

Earnings per share	- basic	14(e)	$0.031	$0.051
	- diluted	14(e)	0.030	0.051

Weighted average shares outstanding:	- basic		48,876,822	48,746,914
	- diluted		49,835,377	48,824,242

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statement of Changes in Equity

(Expressed in United States dollars)

For the years ended December 31, 2014 and 2013

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total

Balance as at January 1, 2013	48,746,914	$17,181,474	$5,336,194	$(66,772)	$(16,898,068)	$5,552,828

Total net and comprehensive income for the period	—	—	—	—	2,492,646	2,492,646

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	234,645	—	—	234,645

Balance as at December 31, 2013	48,746,914	17,181,474	5,570,839	(66,772)	(14,405,422)	8,280,119

Total net and comprehensive income for the period	—	—	—	—	1,498,153	1,498,153

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	362,239	—	—	362,239

Common shares purchased on exercise of options	167,188	224,985	(85,514)	—	—	139,471

Shares issued through private placement, net of fees (note 14)	6,967,845	4,919,480	—	—	—	4,919,480

Shares issued to lenders (note 14)	5,000,000	3,587,900	—	—	—	3,587,900

Balance as at December 31, 2014	60,881,947	$25,913,839	$5,847,564	$(66,772)	$(12,907,269)	$18,787,362

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

	Notes	2014	2013

Cash provided by (used in):

Operating activities:
Net income		$1,498,153	$2,492,646
Adjustments for:
Depreciation of property, equipment and intangibles		510,626	82,121
Share based compensation		362,239	234,645
Unrealized foreign exchange (gain)		(391,680)	—
Finance expense		811,350	—
Income tax (recovery)	15	(143,720)	(692,851)
Operating activity before changes in operating assets and liabilities		2,646,968	2,116,561
Change in trade and other receivables		(176,898)	(113,261)
Change in prepaid expenses and deposits		(45,307)	(35,002)
Change in inventories		(293,852)	169,679
Change in trade and other payables		(996,535)	(26,256)
Change in employee benefits		(8,748)	43,988
Change in short term advance		262,482	—
Cash provided by operating activities		1,388,110	2,155,709

Financing activities
Net proceeds on the issuance of shares		4,181,880	—
Proceeds from issuance of notes payable, net of financing fees		48,534,831	—
Proceeds from the issuance of shares relating to share based compensation		139,471	—
Cash provided by financing activities		52,856,182	—

Investing activities:
Acquisition of property and equipment		(95,029)	(19,529)
Acquisition of intangible assets		—	(45,152)
Cash acquired through acquisition	10	2,011,548	—
Acquisition of Gastroenterology Anesthesia Associates	10	(58,623,000)	—
Cash used in investing activities		(56,706,481)	(64,681)

Effects of foreign exchange on cash and cash equivalents		(6,946)	—

Increase in cash and cash equivalents		(2,469,135)	2,091,028

Cash and cash equivalents, beginning of year		6,602,798	4,511,770

Cash and cash equivalents, end of year		$4,133,663	$6,602,798

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

1.     Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 under the Company Act of the Province of British Columbia and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.  The Company also provides anesthesiology services to gastroenterologists in the southeastern United States through its subsidiary Gastroenterology Anesthesia Services LLC (“GAA LLC”).  GAA LLC was acquired on December 1, 2014.  Refer to note 10.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 522, 999 Canada Place, Vancouver, British Columbia, Canada.

2.     Basis of preparation:

(a)   Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on February 12, 2015.

(b)   Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)   Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency.

(d)   Use of estimates, assumptions and judgments:

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

2.     Basis of preparation (continued):

(d)   Use of estimates, assumptions and judgments (continued):

(i)    Use of estimates and assumptions:

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relating to the assessment for impairment and useful lives of intangible assets, determining the fair value of options, estimates of accruals, estimation of useful lives of property, plant and equipment, estimates supporting reported revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the valuation of acquired intangibles and the valuation of deferred tax assets.

(ii)   Judgments:

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company’s business acquisition, these judgments also include the Company’s determination of control for the purposes of consolidation, the Company’s definition of a business, as well as the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

3.     Significant accounting policies:

The accounting policies have been applied consistently by the subsidiaries of the Company.

(a)   Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(b)   Cash equivalents:

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(c)   Foreign currency:

Transactions in foreign currencies are translated to the respective functional currencies of the subsidiaries of the Company at exchange rates at the dates of the transactions.

Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates.  Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date on which the fair value was determined.  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)  Revenue recognition:

Revenue from product sales and anesthesia services in the normal course of activities is measured at the fair value of the consideration received or receivable, net of returns and trade discounts.  The Company recognizes revenue from product sales at the time the product is shipped, which is when title passes to the customer, and when all significant contractual obligations have been satisfied, collection is probable and the amount of revenue can be estimated reliably.  Revenue from the performance of anesthesia services is measured at the fair value of the consideration received or receivable, net of contractual allowances and other discounts.  The Company recognizes net patient revenue at the time the anesthesia services are performed; this aligns with when all significant contractual obligations related to the anesthesia services have been satisfied, collection is probable and the amount of revenue can be estimated reliably.  Provisions for contractual allowances and discounts are recognized on an accrual basis.  These amounts are deducted from gross service revenue to determine net service revenue.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(e)  Employee benefits:

(i)    Salaries and short-term employee benefits:

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.  A liability is recognized for the amount expected to be paid under cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of services rendered by an employee and the obligation can be estimated reliably.

(ii)   Termination benefits:

Termination benefits are expensed when the Company has demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

(f)  Inventories:

Inventories are measured at the lower of cost, determined using the first-in first-out method, and net realizable value.  Inventory costs include the purchase price and other costs directly related to the acquisition of inventory, and bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(g)  Property and equipment:

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Where the costs of certain components of an item of property and equipment are significant in relation to the total cost of the item and have different useful lives, they are accounted for and depreciated separately.

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	100%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of initial lease term or useful life
Injection mold	Straight-line	5 years

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(h)  Intangible assets:

Intangible assets, consisting of acquired exclusive professional service agreements to provide anesthesia services and the cost of acquiring patents, are recorded at historical cost.  For patents, costs also include legal costs involved in expanding the countries in which the patents are recognized to the extent expected cash flows from those countries exceed these costs over the amortization period and costs related to new patents.  Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses.  Intangible assets with finite lives are amortized over the following periods:

Asset	Basis	Rate

Intellectual property rights the CRH O’Regan System	Straight-line	15 years

Intellectual property new technology	Straight-line	20 years

Exclusive professional services agreements	Straight-line	12 years

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(i)    Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently re-measured based on their classification as described below.  Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition.  Transaction costs that are directly attributable to the acquisition of a financial asset or financial liability classified at fair value through earnings are recognized immediately in earnings.

Financing fees related to letters of credit are capitalized to other assets and amortized to finance costs over the term of the credit facility.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The Company’s financial instruments are classified into the following categories: at fair value through earnings, loans and receivables, available for sale financial assets and other financial liabilities.  The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

Financial assets at fair value through earnings are financial assets that are held for trading and include derivative instruments that are not included in a qualifying hedging relationship.  Financial assets classified as financial assets at fair value through earnings are initially measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

Financial liabilities classified as fair value through earnings are financial liabilities that are held for trading or designated into this category at inception.  Financial liabilities classified as financial liabilities at fair value through earnings include complex financial instruments are initially measured at fair value with any gains or losses arising on re-measurement recognized through earnings.

Other financial liabilities includes trade payables, other payables, and note payables and are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(i)    Financial instruments (continued):

The Company has classified cash and cash equivalents, trade and other receivables as loans and receivables, and trade and other payables, employee benefit obligations, short term advances and certain of its notes payable as other financial liabilities.  Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.  The Company has classified certain of its notes payable and its earn-out obligation as financial liabilities at fair value through earnings.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to income (loss).

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

(j)    Impairment:

Financial assets:

Financial assets not carried at fair value through earnings are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  The Company considers that a financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after initial recognition of the asset.

An impairment test is performed, on an individual basis, for each material financial asset.  Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics.  Impairment losses are recognized in earnings.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in earnings and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net income (loss).

A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(j)    Impairment (continued):

Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (cash-generating unit).  Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)   Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(k)   Income taxes (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)    Share-based compensation:

The Company records share-based compensation related to stock options granted using the fair value based method estimated using the Black-Scholes model.  Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(m)  Share capital:

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(n)   Earnings per share:

The Company presents basic and diluted earnings per share (EPS) data for its common shares.  Basic EPS is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable.  Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares.

(o)   Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.  Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date.  The unwinding of the discount is recognized as a finance cost.

(p)   Segment reporting:

The Company’s operating segments consist of the sale of medical products and the provision of anesthesia services.

(q)  Finance costs:

Finance cost is primarily comprised of interest on the Company’s notes payable and the unwinding of the discount on financial instruments carried at fair value through earnings.  Finance costs also include the amortization of costs incurred to obtain loan financing and any fees in respect of arranging loan financing where such loans are recorded and carried at fair value through earnings.  Interest on notes payable and other indebtedness is expensed using the effective interest method.  Deferred finance costs are amortized on a straight-line basis over the term of the related loan financing.  Deferred finance costs are presented as a reduction to the related liability.

Foreign exchange gains and losses are reported on a net basis as either finance income or finance expense as the finance costs relate to Canadian dollar denominated debt.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(r)   Business combinations:

Business combinations are accounted for using the acquisition method.  The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date.  The excess of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.  Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred.  On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred.  The fair value of the contingent consideration liability is re-measured at each reporting date with the corresponding gain or loss being recognized in earnings.

(s)    Comparative information:

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

(t)    Adoption of new accounting standards:

On January 1, 2014 the Company adopted the following accounting standards and amendments issued by the IASB:

(i)      Amendments to IAS 32 — Financial Instruments Presentation, for the offset of finance assets and liabilities;

(ii)     Amendments to IFRS 7 — Financial Instruments Disclosures, for the offset of finance assets and liabilities;

(iii)    Amendments to IAS 36 — Impairment of Non-Financial Assets;

(iv)   IFRIC 2 — Levies; and

(v)    Annual Improvements to IFRS (2010 - 2012) and (2011 – 2013)

The adoption of these accounting standards and amendments to accounting standards did not have a significant impact on the Company’s consolidated financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(u)   New standards and interpretations not yet applied:

(i)    IFRS 9 - Financial Instruments:

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)).  IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.  Special transitional requirements have been set for the application of the new general hedging model.

The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)     Annual Improvements to IFRS (2012 – 2014):

On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(u)   New standards and interpretations not yet applied (continued):

(ii)     Annual Improvements to IFRS (2012 — 2014) (continued):

Amendments were made to clarify the following in their respective standards:

•      Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;

•      ‘Continuing involvement’ for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;

•      Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits;

•      Disclosure of information ‘elsewhere in the interim financial report’ under IAS 34 Interim Financial Reporting;

The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

(iii) Disclosure Initiative:  Amendments to IAS 1 — Presentation of Financial Statements:

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted.

These amendments will not require any significant change to current practice, but will facilitate improved financial statement disclosures.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

3.     Significant accounting policies (continued):

(u)   New standards and interpretations not yet applied (continued):

(iv)  IFRS 15 - Revenue Recognition:

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers.  The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue — Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

4.              Product sales expense:

	2014	2013

Employee related	$1,358,939	$1,438,626
Product cost and support	1,769,182	1,892,391
Professional fees	503,005	449,680
Office related	185,350	188,366
Stock based compensation	92,985	127,386
Insurance	52,355	43,296
Depreciation and amortization	9,114	26,587

	$3,970,930	$4,166,332

5.              Anesthesia services expense:

	2014	2013

Employee related	$541,492	$—
Amortization	458,070	—
Bad debt expense	338,168	—
Office related	305,412	—
Medical supplies	56,210	—
Professional fees	13,910	—

	$1,713,262	$—

6.              Corporate expense:

	2014	2013

Employee related	$1,155,203	$812,225
Acquisition expenses	845,336	—
Professional expenses	337,036	189,916
Corporate	333,820	264,921
Stock based compensation	269,254	107,259
Travel and entertainment	145,860	98,136
Office related	126,997	134,725
Insurance	65,137	53,785
Depreciation and amortization	43,442	55,534

	$3,322,085	$1,716,501

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

7.              Trade and other receivables:

	2014	2013

Trade receivables (note 18)	$3,334,462	$676,855
Receivables of the former GAA (note 10)	2,363,760	—
Other receivables	20,429	15,609

	$5,718,651	$692,464

8.              Trade and other payables:

	2014	2013

Trade payables	$588,428	$165,315
Payments due to former owners of GAA (note 10)	4,586,808	—
Other payables	875,977	73,260

	$6,051,213	$238,575

9.              Maturities of certain current assets and liabilities:

The Company’s current assets and current liabilities include all assets and liabilities that mature within the Company’s operating cycle.  There are no current assets or liabilities with maturities that extend beyond 12 months.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

10.       Business combination:

On December 1, 2014, a subsidiary of the Company entered into an acquisition agreement to purchase the business, assets and interests of Gastroenterology Anesthesia Associates LLC (the “LLC”) and the business interest contained in a management services agreement held by another private entity (“GAAM”), together the combined business hereinafter referred as “GAA”.  The total purchase price under the agreement was $58,623,000 paid at closing and up to an additional $14,655,000 payable within 4.5 years based on the achievement of certain financial performance targets of GAA (the “Earn-out obligation”). As at December 31, 2014, the Company has estimated that potential payments in respect of the earn-out obligation will range from $11,981,135 million to $14,655,000 million.  The maximum total purchase price assuming achievement of all performance measures is $73,278,000.  The earn-out obligation has been recorded at the net present value of its fair value as at the date of the acquisition, discounted at 18%, and changes in the fair value will be recorded through earnings.

CRH has obtained control over GAA through its power over GAA to direct its relevant activities and its right to variable returns and its ability to use its power to affect returns.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably, professional services agreements and the contingent earn-out obligation are preliminary and are subject to further adjustments.

Cash	$58,623,000
Contingent consideration (“Earn-out obligation”)	7,339,032
Purchase consideration	65,962,032

Assets and liabilities acquired
Exclusive professional services agreements	65,962,032
Cash	2,011,548
Pre-close trade receivables	4,849,289
Pre-close trade payables	(6,860,837)
Fair value of net identifiable assets acquired	$65,962,032

The value of the acquired intangible assets, being the exclusive professional services agreements, has been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.   As at the acquisition date, the exclusive professional services agreements had a remaining contractual term of 6 years and 11 months, with the option to renew. The Company will amortize these contractual assets over a term of 12 years.  Should the amount allocated to intangible assets materially change in the final purchase price allocation, amortization will be adjusted.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

10.       Business combination (continued):

The Company incurred acquisition related costs of $845,336 relating to legal, tax, consulting and other professional fees which have been expensed as incurred.

At December 31, 2014, the Company has received payments for pre-close receivables in the amount of $2,485,530 which is an amount owing to the previous owner of the GAA business. As part of the purchase agreement, the Company will remit the net amounts collected that relate to revenue transactions prior to the acquisition date.  This balance has been recorded as an amount payable to the previous owner of the GAA business.

The Company has recorded a receivable in relation to the collection of future receipts relating to GAA revenue transactions prior to the acquisition date of $2,363,760 and an equal and offsetting payable as at December 31, 2014.

In the period December 1, 2014 to December 31, 2014, GAA contributed revenue of $3,386,073 and net earnings of $1,516,970. The following unaudited supplemental pro forma financial information presents consolidated information as if the acquisition had been completed on January 1, 2013.  The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation.

	2014	2013
Pro Forma Information
(unaudited)
Revenue	$43,118,412	$44,811,595
Net income	$5,324,439	$7,927,069

Basic income per share	$0.088	$0.131
Diluted income per share	$0.087	$0.130

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

11.       Property and equipment:

	Computer	Furniture
	equipment	and	Leasehold	Injection
	and software	equipment	improvements	mold	Total

Cost

Balance as at January 1, 2013	$88,041	$68,529	$2,312	$126,915	$285,797

Dispositions	(75,825)	(28,991)	—	—	(104,816)

Additions	15,025	4,504	—	—	19,529

Balance as at December 31, 2013	27,241	44,042	2,312	126,915	200,510

Additions	5,623	15,544	—	73,862	95,029

Balance as at December, 31, 2014	$32,864	$59,586	$2,312	$200,777	$295,539

	Computer	Furniture
	equipment	and	Leasehold	Injection
	and software	equipment	improvements	mold	Total

Accumulated depreciation

Balance as at January 1, 2013	$70,726	$33,943	$2,312	$94,907	$201,888

Dispositions	(75,825)	(28,991)	—	—	(104,816)

Depreciation expense	12,991	10,247	—	25,383	48,621

Balance as at December 31, 2013	7,892	15,199	2,312	120,290	145,693

Depreciation expense	6,845	6,512	—	6,625	19,982

Balance as at December, 31, 2014	$14,737	$21,711	$2,312	$126,915	$165,675

	Computer	Furniture
	equipment	and	Leasehold	Injection
	and software	equipment	improvements	mold	Total

Net book value

December 31, 2014	$18,127	$37,875	$—	$73,862	$129,864
December 31, 2013	$19,349	$28,843	$—	$6,625	$54,817

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

12.       Intangible assets:

	Professional services agreements	Patents	Total

Cost

Balance as at January 1, 2013	$—	$487,446	$487,446

Additions	—	45,152	45,152

Balance as at December 31, 2013	—	532,598	532,598

Additions through business combination (note 10)	65,962,032	—	65,962,032

Balance as at December 31, 2014	$65,962,032	$532,598	$66,494,630

	Professional services agreements	Patents	Total

Accumulated amortization

Balance as at January 1, 2013	$—	$365,757	$365,757

Amortization expense	—	33,500	33,500

Balance as at December 31, 2013	—	399,257	399,257

Amortization expense	458,070	32,574	490,644

Balance as at December 31, 2014	$458,070	$431,831	$889,901

	Professional services agreements	Patents	Total

Net book value

December 31, 2014	$65,503,962	$100,767	$65,604,729

December 31, 2013	$—	$133,341	$133,341

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

13.       Notes payable:

December 31, 2014	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Short-term portion	$193,950	5,666,667	752,683	—	$6,613,300
Long-term portion	16,224,216	21,338,826	—	1,946,389	39,509,431
Total loans and borrowings	$16,418,166	27,005,493	752,683	1,946,389	$46,122,731

As at December 31, 2013, the Company had no obligations under note or loan arrangements.

Norrep Credit Opportunities Fund II, LP (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Knight Note).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Knight note. The note is classified as an other financial liability and recorded at amortized cost.

Knight Therapeutics Inc. (“Knight Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc.  At inception, the original amount of the note payable was $30,000,000.  The note bears interest at a maximum of 12% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan is December 1, 2016, but may be extended to December 1, 2017 if certain conditions are met.  The agreement contains contractual clauses that may require early repayment of a portion of the principal balance should the Company complete an equity financing.  In compensation for its services, the Company paid Knight a combination of cash ($1,200,000) and shares (3,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The note is classified as a financial liability and recorded at fair value through earnings.

Knight Therapeutics Inc. — Annual Fee (“Knight Annual Fee”)

In accordance with the Knight note agreement, the Company is obligated to pay an annual fee relating to a comfort letter provided by Knight in respect of the Company’s earn-out obligation (note 10).  This fee has been recognized as a separate financial liability, and recorded at fair value based on the Company’s best estimate of the amount to be paid, and subsequently measured at amortized cost.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

13.       Notes payable (continued):

Bloom Burton Healthcare Structured Lending Fund II (“Bloom Burton Facility”)

On December 1, 2014, the Company entered into an unsecured facility agreement with Bloom Burton Healthcare Structured Lending Fund II (“Bloom Burton”) with a maximum borrowing limit of $2,000,000.  The facility bears interest at 12% per annum.  Accrued interest is payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment is required within 54 months after the first advance under the facility or at date mutually agreed between the Company and Bloom Burton.  As at December 31, 2014, the Company had drawn $2,000,000 under the facility.  The facility is subordinate to the Knight note. The facility is classified as an other financial liability and recorded at amortized cost.

The consolidated minimum loan payments (principal and interest) for all loan agreements in the future are as follows:

Minimum Principal and Interest
At December 31, 2014
Not later than one year	$9,064,017
Between one and five years	58,476,433
$67,540,450

14.       Share capital:

(a)         Authorized:

100,000,000 common shares without par value.

(b)         Issued and outstanding — common shares:

On December 1, 2014, in connection with the Company’s acquisition of GAA, the Company completed a non-brokered private placement of 6,967,845 common shares at a price of $0.72 (CAD$0.82) per share for gross proceeds of $4,999,986 with issue costs of $80,506. Of the shares issued in the private placement, 1,027,980 shares ($737,660) were issued to Bloom Burton for services provided.  In conjunction with the issuance of the notes payable which were obtained to fund the acquisition, the Company also issued 5,000,000 common shares at a price of $0.72 (CAD$0.82) as part of its lending agreements in respect of the Knight and Crown notes payable (note 13).

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

14.       Share capital (continued):

(c)          Stock option plan:

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees.  The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting. All options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

A summary of the status of the plan as of December 31, 2014 and 2013 is as follows (options are granted in CAD and USD amounts calculated using prevailing exchange rates at December 31, 2014 and 2013):

	Number of	Weighted average exercise price
	options	CAD	USD

Outstanding, December 31, 2012	4,581,000	$0.90	$0.85

Issued	340,000	0.60	0.56
Exercised	—	—	—
Forfeited	(50,000)	1.52	1.43
Expired	(276,000)	2.14	2.02

Outstanding, December 31, 2013	4,595,000	0.80	0.75

Issued	1,150,000	0.70	0.60
Exercised	(167,188)	0.96	0.83
Forfeited	(139,062)	0.75	0.65
Expired	(1,675,000)	0.95	0.82

Outstanding, December 31, 2014	3,763,750	$0.70	$0.60

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

14.       Share capital (continued):

(c)          Stock option plan (continued):

The following table summarizes information about the stock options outstanding at December 31, 2014:

		Options outstanding				Options exercisable
			Weighted	Weighted	Weighted
			average	average	average		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	contractual	price	price	Number of	exercise	exercise
CAD	USD	options	life (years)	CAD	USD	options	price CAD	price USD

$0.28 - $0.58	$0.24 - $0.50	1,780,000	2.11	$0.51	$0.44	1,257,500	$0.52	$0.45
$0.59 - $0.85	$0.51 - $0.73	1,458,750	9.04	0.68	0.58	288,125	0.67	0.58
$0.86 - $1.90	$0.74 - $1.64	525,000	0.72	1.39	1.19	515,626	1.39	1.20

		3,763,750	4.60	$0.70	$0.60	2,061,251	$0.76	$0.66

As at December 31, 2013:

		Options outstanding				Options exercisable
			Weighted	Weighted	Weighted
			average	average	average		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	contractual	price	price	Number of	exercise	exercise
CAD	USD	options	life (years)	CAD	USD	options	price CAD	price USD

$0.28 - $0.58	$0.26 - $0.55	1,855,000	3.13	$0.50	$0.48	837,500	$0.53	$0.50
$0.59 - $0.83	$0.56 - $0.78	1,615,000	2.14	0.64	0.60	1,275,000	0.65	0.61
$0.84 - $1.90	$0.79 - $1.79	1,125,000	1.17	1.51	1.43	1,014,064	1.54	1.45

		4,595,000	2.30	$0.80	$0.75	3,126,564	$0.90	$0.85

For the year ended December 31, 2014, the Company recognized $362,239 (2013 - $234,645), in compensation expense as a result of stock options awarded and vested.  Compensation expense is recorded in the consolidated statement of operations and comprehensive income and is allocated to product sales expenses (note 4) and corporate expenses (note 6) on the same basis as the allocations of cash compensation.

The weighted average fair value of stock options granted during the years ended December 31, 2014 and 2013 was $0.37 and $0.26 per share, respectively.  The estimated fair value of the stock options granted was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2014	2013
Expected life of options	6.25 years	4.37 years
Risk-free interest rate	1.76%	1.62%
Dividend yield	0%	0%
Volatility	63%	56%
Pre-vest forfeiture rate	4.08%	4.11%

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

14.       Share capital (continued):

(c)          Stock option plan (continued):

There is no dividend yield because the Company does not pay, and does not plan to pay cash dividends on its common shares.  The expected stock price volatility is based on the historical volatility of the Company’s average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(d)              Share unit plan:

In June 2014, the shareholders of the Company approved a Share Unit Plan.   Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the share units will be determined at the time of the grant. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

As of December 31, 2014, no Share Units have been granted under the plan.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

14.       Share capital (continued):

(e)          Earnings per share:

The calculation of basic earnings per share for the years ended December 31, 2014 and 2013 is as follows:

	2014			2013
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per share	Net	shares	Per share
	income	outstanding	amount	income	outstanding	amount

Net earnings:

Earnings per common share:
Basic	$1,498,153	48,876,822	$0.031	$2,492,646	48,746,914	$0.051
Share options		958,554			77,328

Diluted	$1,498,153	49,835,377	$0.030	$2,492,646	48,824,242	$0.051

At December 31, 2014, 2,805,196 options (2013 — 4,517,672) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

15.       Income taxes:

(a)         Income tax expense is comprised of the following:

	2014	2013

Current tax expense	$193,612	$—
Deferred tax expense (recovery):
Recognition of previously unrecognized temporary differences	(548,082)	(1,208,230)
Change in unrecognized temporary differences	—	(16,078)
Origination and reversal of temporary differences	262,950	579,786
Change in enacted tax rates and other	(52,200)	(48,329)

Total tax recovery	$(143,720)	$(692,851)

The reconciliation of income tax computed at statutory tax rates to income tax expense, using a 26% (2013 — 25.75%) statutory rate, is:

	2014	2013

Tax expense at statutory income tax rates	$352,153	$463,338
Recognition of previously unrecognized temporary differences	(548,082)	(1,208,230)
Change in unrecognized temporary differences	—	16,078
Permanent differences	82,694	92,937
Change in enacted tax rates	—	(46,109)
Foreign income taxed at different rates	(36,172)	(3,200)
Other	5,687	(7,665)

Deferred income tax recovery	$(143,720)	$(692,851)

(b)         Recognized deferred tax assets and liabilities:

The Company had the following deferred tax assets and liabilities resulting from temporary differences recognized for financial statement and income tax purposes.

	2014	2013

Deferred tax assets:
Non-capital losses	$489,111	$687,150
Property and equipment	12,186	17,440
Finance related costs	68,182	—
Reserves	131,885	—
Intellectual property	379,587	—

Deferred tax liabilities:
Intellectual property	—	(11,739)
Unrealized foreign exchange	(50,768)	—

Deferred tax asset/liability recognized	$1,030,183	$692,851

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

15.       Income taxes (continued):

(c)          Unrecognized deferred tax assets and liabilities:

Significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:

	2014	2013

Deferred income tax assets:
Non-capital losses	$7,430,818	$9,000,875
Property and equipment	—	—

Deferred tax asset not recognized	$7,430,818	$9,000,875

At December 31, 2014, the Company has tax losses of approximately $1.9 million (2013 - $2.6 million) from its Canadian operations and $7.4 million (2013 - $9.0 million) from its U.S. operations, available to reduce future years’ income taxes.  The Canadian losses are set to start expiring in 2028 and beyond and U.S. tax losses expire from 2027 and beyond.

Realization of the deferred tax assets is dependent on several factors, including a presumption of future profitability, which is subject to uncertainty. The Company has not met the test that it is probable that certain of its deferred tax assets, specifically brought forward tax losses, will be realized for its U.S. entities.

16.       Capital disclosures:

The Company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business.  In the management of capital, the Company includes shareholders’ equity, excluding accumulated other comprehensive loss.  The Company’s objective is met by retaining adequate equity to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Board of Directors does not establish quantitative return on capital criteria for management. The Company is not subject to any externally imposed capital requirements and the Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2013.

	2014	2013
Shareholders’ equity, excluding other comprehensive income	$18,854,134	$8,346,891

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

17.       Net finance expense

Recognized in net earnings:

	2014	2013
Interest on borrowings	264,653	—
Amortization of deferred financing fees	67,432	—
Accretion expense	479,266	—
Foreign exchange (gain) loss	(410,208)
Financing fees related to financial instruments classified as fair value through earnings	1,222,316	—
	$1,623,459	$—

18.       Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable, and the Company’s earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt (note 13) and the earn-out obligation (note 10) are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.  Notes payable balances, excluding the Knight note payable and earn-out obligation, are measured at amortized cost.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

18.       Financial instruments (continued):

The carrying values and fair values of financial assets and liabilities as at December 31, 2014 and 2013 are as follows:

	December 31, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets

Loans and receivables
Cash and cash equivalents	$4,133,663	$4,133,663	$6,602,798	$6,602,798
Trade and other receivables	5,718,651	5,718,651	692,464	692,464

Financial liabilities

Other financial liabilities
Trade and other payables	6,051,213	6,051,213	238,575	238,575
Employee benefit obligations	105,930	105,930	114,678	114,678
Short term advances	262,482	262,482	—	—
Notes payable	19,117,238	19,117,238	—	—

At fair value through earnings
Notes payable	27,005,493	27,005,493	—	—
Earn-out obligation	$7,440,960	$7,440,960	$—	$—

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

•                 Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                 Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                 Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

18.  Financial instruments (continued):

The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identifiable assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

			Fair Value
December 31, 2014	Carrying Value	Level 1	Level 2	Level 3
Financial Liabilities
Notes payable	$27,005,493	—	—	$27,005,493
Earn-out obligation	$7,440,960	—	—	$7,440,960

Fair Value
December 31, 2013	Carrying Value	Level 1	Level 2	Level 3
Financial Liabilities
Notes payable	$—	—	—	$—
Earn-out obligation	$—	—	—	$—

The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note payable and the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under each arrangement and the use of a discount rate appropriate to the Company (18%).  The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the Knight note and earn-out obligation, in combination, by $652,246.    During the year ended December 31, 2014, the Company recorded accretion expense of $218,956 in relation to these liabilities, reflecting the change in fair value of the liabilities that is attributable to credit risk.

The carrying amount of the above liabilities totaled $34,446,453 at December 31, 2014.  The fair valuation techniques used in calculating the fair values employed the use of probability weighted estimated cash flow scenarios.  Using the same methodology, the estimated contractual cash flows payable under these arrangements is $53,715,068

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

18.  Financial instruments (continued):

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

(a)   Credit risk:

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, and trade receivables.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses.  When a receivable balance is considered uncollectible it is written off against the allowance.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

No one customer accounts for more than 10% of the Company’s consolidated revenue.  Credit risk associated with the collection of receivables is considered low.  The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable.  Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns.  The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

	2014	2013

Total trade receivables	$3,697,600	$703,461
Less: allowance for doubtful accounts	(363,138)	(26,606)

Total trade receivables, net	$3,334,462	$676,855

Of which:
Current	$3,469,199	$428,151
Less than 60 days	159,180	95,148
Less than 90 days	44,233	155,140
90 days or greater	24,988	25,022

Total trade receivables	$3,697,600	$703,461

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

18.  Financial instruments (continued):

(a)   Credit risk (continued):

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

	2014	2013

Cash and cash equivalents	$4,133,663	$6,602,798
Trade receivables	3,334,462	676,855

	$7,468,125	$7,279,653

Continuity of allowance for bad debts:
Beginning balance	$26,606	$31,003
Write-offs	(14,048)	(11,897)
Provision	350,580	7,500

Total allowance for bad debts	$363,138	$26,606

(b)  Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.  The estimated cash payments, including interest, due in respect of contractual and legal obligations are summarized as follows:

	Maturity
At December 31, 2014	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$6,051,213	$6,051,213	$—	$—	$—
Employee benefits	105,930	105,930	—	—	—
Current tax liabilities	193,612	193,612	—	—	—
Short term advances	262,482	262,482	—	—	—
Notes payable	67,540,450	9,064,017	35,193,308	23,283,125	—
	$74,153,687	$15,677,254	$35,193,308	$23,283,125	$—

	Maturity
At December 31, 2013	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$238,575	$238,575	$—	$—	$—
Employee benefits	114,678	114,678	—	—	—
	$353,253	$353,273	$—	$—	$—

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

18.  Financial instruments (continued):

(c)   Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)    Foreign currency risk:

The majority of the Company’s sales and purchases are made in U.S. dollars.  However, certain of the Company’s revenues and expenses are denominated in Canadian dollars.  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2014, approximately 1.4% (2013 — 2.0%) of the Company’s sales were made in Canadian dollars and approximately 35% (2013 - 41%) of expenses was incurred in Canadian dollars.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have reduced net income by approximately $293,000 (2013 - $212,000) for the year ended December 31, 2014.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.

At December 31, 2014, the Company has Canadian dollar denominated working capital as well as a Canadian dollar denominated loan.  Foreign exchange gains and losses arising from the revaluation of these balances are included in net income or earnings.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have decreased net income by approximately $2,561,000 (2013 - $1,100) for the year ended December 31, 2014, based on the net working capital position and loan balances held in Canadian dollars.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.

The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings.  The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred.  The Company has not entered into any forward foreign exchange contracts.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

18.       Financial instruments (continued):

(c)          Market risk (continued):

(i)            Foreign currency risk (continued):

The Company is exposed to currency risk on the following:

Expressed in U.S. dollar equivalent	2014	2013

Cash and cash equivalents	$67,521	$105,433
Trade receivables	32,452	21,490
Trade and other payables and other financial liabilities	771,893	115,150
Notes payable	16,418,166	—

(ii)        Interest rate risk:

The Company’s policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company.  Fluctuations in interest rates impact the value of cash equivalents.  The Company’s interest bearing liabilities are fixed rate instruments.  As a result, fluctuations in market interest rates will have no significant impact on the earnings of the Company, but may impact the fair value of such instruments at any given date.

19.       Commitments and contingencies:

(a)         The following are the minimum payments required for the lease of premises:

2015	$16,172

Rent expense for the year ended December 31, 2014 was $75,878 (2013 - $78,191).

(b)         The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters.  These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability.  The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

20.       Related party transactions:

Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation and are not disclosed in this note.  Details of the transactions between the Company and other related parties are disclosed below:

(a)         Related party transactions:

The Company paid or accrued fees of $173,422 (2013 - $109,570) to Directors of the Company.  Additionally, the Company made product sales totaling $118,198 (2013 - $196,711) to three companies owned or controlled by three of the Company’s Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

(b)         Compensation of key management personnel:

Key management personnel compensation, including directors, is as follows:

	2014	2013
Salaries, directors’ fees and other benefits	$1,221,387	$807,833
Share-based payments	289,293	104,975
	$1,510,680	$912,808

(i)            Share-based payments represent the amount expensed during the year for options granted.

(ii)        There were no post-employment, termination or other long-term benefits paid during the years ending December 31, 2014 and 2013.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

21.       Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location, in United States dollars, are as follows:

Revenue:	2014	2013
Canada	$164,038	$152,958
United States	$11,820,132	$7,529,670
Total	$11,984,170	$7,682,628

The Company’s property and equipment, intangibles and other assets are located in the following geographic regions:

	2014	2013
Property and equipment:
Canada	$129,864	$54,817
United States	—	$—
Total	$129,864	$54,817
Intangible assets:
Canada	$100,767	$133,341
United States	65,503,962	—
Total	$65,604,729	$133,341
Other assets:
Canada	$1,550,940	$—
United States	—	$—
Total	$1,550,940	$—

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2014 and 2013

21.       Segmented information (continued):

Management has determined that, as of December 1, 2014, the Company operates in two industry segments, being the sale of medical products and the provision of anesthesia services.  Substantially all of the Company’s operations, assets and employees are located in Canada and the United States.  The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within “Other” to allow for reconciliation to reported measures.

	2014
	Product sales	Anesthesia services	Other	Total
Revenue	$8,598,097	$3,386,073	$—	$11,984,170
Operating costs	3,970,930	1,713,262	3,322,085	9,006,277
Operating income	$4,627,167	$1,672,811	$(3,322,085)	$2,977,893

	2013
	Product sales	Anesthesia services	Other	Total
Revenue	$7,682,628	$—	$—	$7,682,628
Operating costs	4,166,332	—	1,716,501	5,882,833
Operating income	$3,516,296	$—	$(1,716,501)	$1,799,795